Exhibit 99.4
Investor Presentation February/March 2011

Disclaimer This Management's Analysis of Results contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company's officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: statements about the Company's future performance; projections of the Company's results of operations or financial condition; statements regarding the Company's plans, objectives or goals, including those relating to its strategies, initiatives, competition, acquisitions, dispositions and/or its products; expectations concerning the costs associated with the suspension or closure of operations at any of the Company's plants and future plans with respect to any such plants; expectations that the Company's credit facilities will be extended or renewed; expectations concerning dividend payments; statements concerning the Company's corporate and tax domiciles and potential changes to them, including potential tax charges; statements regarding tax liabilities and related audits, reviews and proceedings; statements as to the possible consequences of proceedings brought against the Company and certain of its former directors and officers by the ASIC; expectations about the timing and amount of contributions to the AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims; expectations concerning indemnification obligations; statements about product or environmental liabilities; and statements about economic conditions, such as the levels of new home construction, unemployment levels, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and consumer confidence. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "aim," "will," "should," "likely," "continue" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. Forward-looking statements are based on the Company's current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company's control. Such known and unknown risks, uncertainties and other factors may cause the Company's actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under "Key Information - Risk Factors" beginning on page 6 of the Form 20-F filed with the US Securities and Exchange Commission on 30 June 2010, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the Company's financial statements as an asbestos liability; governmental loan facility to the AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; seasonal fluctuations in the demand for our products; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; the potential that competitors could copy our products; reliance on a small number of customers; a customer's inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the Company's transfer of its corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance, potential tax benefits and the effect of any negative publicity; currency exchange risks; the concentration of the Company's customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in the Company's key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the Company's reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The Company cautions that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company's current expectations concerning future results, events and conditions. 2

3 Business overview USA and Europe Fibre Cement Asia Pacific Fibre Cement Group Outlook Summary Appendix Agenda In this Management Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 30. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include "EBIT", "EBIT margin", "Operating profit" and "Net operating profit". The company may also present other terms for measuring its sales volumes ("million square feet or mmsf" and "thousand square feet or msf"); financial ratios ("Gearing ratio", "Net interest expense cover", "Net interest paid cover", "Net debt payback", "Net debt (cash)"); and Non-US GAAP financial measures ("EBIT excluding asbestos, ASIC expenses and asset impairments", "EBIT margin excluding asbestos, ASIC expenses and asset impairments", "Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments", "Diluted earnings per share excluding asbestos, ASIC expenses, asset impairments and tax adjustments", "Operating profit before income taxes excluding asbestos and asset impairments", "Effective tax rate excluding asbestos, asset impairments and tax adjustments", "EBITDA" and "General corporate costs excluding domicile change related costs"). Unless otherwise stated, results and comparisons are of the 1st quarter and current fiscal year versus the 1st quarter of the prior fiscal year.

4 James Hardie - a world leader in fibre cement USA Fibre Cement Products Siding Soffit Fascia Trim Backerboard Asia Pacific Fibre Cement Products Residential siding Commercial exteriors Flooring Ceiling and internal walls

5 Fibre cement is more durable than wood and engineered wood, and looks and performs better than vinyl, and cheaper and quicker to build with than brick Vinyl Fire resistant Hail resistant Resists warping Resists buckling Colour lasts longer Dimensional stability Can be repainted ? ? ? ? ? ? ? ? ? ? ? ? ? ? Fibre cement Engineered wood ? ? ? ? ? ? ? Fibre Cement - superior product performance

6 Annual net sales US$1.2b Total assets US$1.3b Net debt US$57.8m Operations in North America, Asia Pacific and Europe 2,500 employees Market cap US$2.8b S&P/ASX 100 company NYSE listing Note: Net sales (annualised), total assets and net debt are at 31 December 2010. Total assets exclude asbestos compensation. James Hardie: a growth focused company

3rd Quarter FY11 Results - Group Overview The net operating result excluding asbestos, ASIC expenses and tax adjustments for the 3rd quarter ended December 2010 decreased 30% to US$21.0 million The 3rd quarter operating result reflects the seasonal slowdown and continuing difficult conditions in the US housing market and a stronger contribution by the Asia Pacific businesses For the nine months, the net operating result, excluding asbestos, ASIC expenses and tax adjustments decreased 25% to US$82.2 million 7

8 Business portfolio At and for the nine months ended 31 December 2010 * EBIT - Excludes Research and Development EBIT and Asbestos-related items USA and Europe Fibre Cement Asia-Pacific Fibre Cement 67% 33% 75% 25% 70% 30% Volume Sales EBIT*

9 Flat Sheet Plants Capacity (mmsf) Plants operating at February 2011 Cleburne, Texas 500 Peru, Illinois 560 Plant City, Florida 300 Pulaski, Virginia 600 Reno, Nevada 300 Tacoma, Washington 200 Waxahachie, Texas 360 Plants suspended at February 2011 Blandon, Pennsylvania1 200 Fontana, California1 180 Summerville, South Carolina1 190 Flat Sheet Total 3,390 JH Plant Design Capacity Tacoma, WA Plant City, FL Waxahachie, TX Cleburne, TX Peru, IL Blandon, PA Summerville, SC Pulaski, VA Reno, NV Fontana, CA Plant locations 1 Production was suspended at the Blandon plant in October 2007; at the Summerville plant in November 2008; and at the Fontana plant in December 2008 The USA business - largest fibre cement producer in North America

US siding market - Exterior products Note: 1) Market and share figures reflect siding only; exclude fascia, soffits & trim; data reflects Repair & Remodel and New Construction markets, combined. 2) Siding volumes exclude waste factors, a change from previously reported numbers. Sources: NAHB Builder Practices and Consumer Practices Report - 2008 Siding and Exterior Wall Finish, adjusted to reflect JH's estimate for FC and wood categories. Large growth opportunity

USA and Europe Fibre Cement * Excludes impairment charges of US$45.6 million in Q4 FY08 11 EBIT and EBIT Margin* EBIT EBIT Margin

USA Fibre Cement Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau 12

Average Net Sales Price US$ per MSF USA and Europe Fibre Cement US$656 13

14 US housing starts data provide little evidence that a recovery is underway Total USA Housing Starts - US Census Bureau

15 Focus on primary demand growth and cost management Business re-set to balance supply and demand production suspended at Blandon PA (October 2007), Summerville SC plants and Fontana CA (November 2008) corporate-wide review of activities, projects and cost-saving opportunities changes made to SG&A cost base considering impact on ability to enable business to compete and grow as the housing market recovers Employee numbers in US business down >25% from peak in 2006 Assisted in delivery of solid operating performance despite weaker market Able to 'flex up' quickly if needed; continuing to invest in growth initiatives USA and Europe Fibre Cement Response to US housing downturn

James Hardie

Product Leadership Example – ColorPlus®

- ColorPlus® Collection (pre-painted siding and trim):
  - Driving growth against vinyl in Northern USA
  - Launched in Western and Southern USA FY07
- Higher quality products with higher revenue stream
- Strategy designed to reduce 'on the wall' cost and close gap with vinyl siding
  - Supply of pre-painted exterior products
  - Reduce supply chain costs
  - Best practice installation
- Channel increases revenue base and gains incremental volume
- End-user gets higher quality product at reduced cost



16

17 17 7th Generation versus 2nd Generation generic fibre cement The HardieZone(tm) System represents a logical extension of Hardie technology Product Leadership Example - HardieZone(tm) System

18 Five manufacturing plants in Asia Pacific Net sales US$349.7m EBIT US$80.0m Higher value differentiated products Lower delivered cost Shift to growth model Asia Pacific Fibre Cement Asia Pacific manufacturing facilities. Net Sales and EBIT as at 31 December 2010 and annualised.

19 Asia Pacific Fibre Cement - examples General purpose flooring Exterior cladding Philippines Australia New Zealand Australia Ceilings and partitions Interior walls

20 Group Strategy Overall Group Strategy The company remains focused on: Delivering primary demand growth Continuing to shift to a higher value product mix Achieving its zero to landfill objective Building the operational strength and flexibility to deliver and sustain earnings in a low demand environment and increase output should stronger than expected recovery eventuate US Strategy Key medium term priorities in the US are: Growing primary demand and market share in the repair and remodel and non- metro markets Increasing market penetration of our ColorPlus(r) products

Group Outlook 21 United States Market environment likely to remain challenging No evidence that a recovery in the residential housing construction market is underway Pressure on input costs - particularly pulp While unemployment remains high and consumer confidence low, the company remains wary about predicting the timing of a US residential housing market recovery Asia Pacific Momentum in the Australian housing construction market is likely to moderate due to: Effects of recent rises in interest rates in Australia Slowdown in the level of immigration Near term impact of abnormally heavy rains and consequential flooding in Queensland, Victoria and northern New South Wales The New Zealand and Philippines markets are expected to remain relatively stable

22 Aggressively grow demand for our products in targeted market segments Grow our overall market position while defending our share in existing market segments Offer products with superior value to that of our competitors Introduce differentiated products to deliver a sustainable competitive advantage Industry leadership and profitable growth Global strategy

We have a strong, well-established, growth-focused and high return business We have a sustainable competitive advantage Our model for strong growth is based on: Large market opportunity Superior value proposition Proprietary and/or protected technology Ongoing commitment to Research and Development Significant organisational advantages Focused strategy and organisational effort Scale Despite a challenging US operating environment the company has performed exceptionally well during the downturn, delivering consistently solid financial returns The company is positioned well to leverage its capabilities as a recovery occurs Summary 23

Appendix

Legacy Issues Update 25 ATO - 1999 Disputed Amended Assessment James Hardie's initial appeal dismissed in September 2010 Appeal to full bench of the Federal Court expected to be heard in 2011 Charge of US$345.2 million effective 1 September 2010 (no impact to net operating cash flow for the nine month period) ASIC Proceedings Court of Appeal judgement handed down on 17 December 2010 Company's appeal dismissed Non-executive directors appeals upheld ASIC and former executives seeking special leave to appeal certain aspects of Court of Appeal judgment to the High Court of Australia Determination of special leave applications expected by August 2011 Asbestos NSW and Australian Governments announced on 7 December 2010 that a standby loan facility of up to A$320 million for the AICF had been formalised Satisfaction of conditions precedent to drawdown currently in process

Key Ratios 1 Excludes asbestos adjustments, AICF SG&A expenses, AICF interest income, gain or impairment on AICF investments, tax benefits related to asbestos adjustments, ASIC expenses and tax adjustments 2 Excludes asbestos adjustments, AICF SG&A expenses and ASIC expenses 3 EPS, Dividend Paid per share, Return on Shareholders' Funds, Return on Capital Employed and Net Debt Payback are reported as annualised on the basis of Nine Months '11 results 4 Excludes payments under the Amended FFA 26

USA and Europe Fibre Cement Primary Growth Performance All market and market share figures are management estimates. 27

28 Guidance Management anticipates FY11 full year earnings excluding asbestos, ASIC expenses and tax adjustments to be in the range of US$105 million to US$115 million Management cautions the outlook remains uncertain with US operating environment remaining challenging, Australian conditions moderating and forecasts for input costs, particularly pulp, trending upwards Despite the difficult US market environment the Company continues to perform well operationally and financially. Management and employees remain focused on driving our long term strategies

Endnotes This Management Presentation forms part of a package of information about the company's results. It should be read in conjunction with the other parts of this package, including the Management's Analysis of Results, Media Release and Condensed Consolidated Financial Statements. Definitions Financial Measures - US GAAP equivalents EBIT and EBIT Margin - EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the earnings generated from our operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies. Operating profit - is equivalent to the US GAAP measure of income. Net operating profit - is equivalent to the US GAAP measure of net income. Sales Volumes mmsf - million square feet, where a square foot is defined as a standard square foot of 5/16" thickness. msf - thousand square feet, where a square foot is defined as a standard square foot of 5/16" thickness. 29

Financial Ratios Gearing Ratio - Net debt (cash) divided by net debt (cash) plus shareholders' equity. Net interest expense cover - EBIT divided by net interest expense. Net interest paid cover - EBIT divided by cash paid during the period for interest, net of amounts capitalised. Net debt payback - Net debt (cash) divided by cash flow from operations. Net debt (cash) - Short-term and long-term debt less cash and cash equivalents. 30

Non-US GAAP Financial Measures EBIT and EBIT margin excluding asbestos and ASIC expenses - EBIT and EBIT margin excluding asbestos and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes. 31

Non-US GAAP Financial Measures (continued) Net operating profit excluding asbestos, ASIC expenses and tax adjustments - Net operating profit excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes. 32

Non-US GAAP Financial Measures (continued) Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments - Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company's management uses this non-US GAAP measure for the same purposes. 33

Non-US GAAP Financial Measures (continued) Effective tax rate excluding asbestos and tax adjustments - Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company's management uses this non-US GAAP measure for the same purposes. 34

Non-US GAAP Financial Measures (continued) Adjusted EBITDA - is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate adjusted EBITDA in the same manner as James Hardie has and, accordingly, adjusted EBITDA may not be comparable with other companies. The company has included information concerning adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company's earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements. 35

Non-US GAAP Financial Measures (continued) General corporate costs excluding ASIC expenses and domicile change related costs - General corporate costs excluding ASIC expenses and domicile change related costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes. 36